Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated February 25, 2008, relating to the consolidated financial statements and financial statement schedule of Sempra Energy and subsidiaries, and the effectiveness of Sempra Energy and subsidiaries’ internal control over financial reporting, appearing in the Annual Report on Form 10-K of Sempra Energy for the year ended December 31, 2007 (which reports (1) express an unqualified opinion on the consolidated financial statement and financial statement schedule and include an explanatory paragraph relating to the adoption of new accounting standards, and (2) express an unqualified opinion on the effectiveness of internal control over financial reporting), and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

San Diego, CA

September 10, 2008